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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           Criticare Systems, Inc.
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             (Exact Name of Registrant as Specified in its Charter)


              Delaware                                  39-1501563
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 (State of Incorporation or Organization)  (I.R.S. Employer Identification No.)

        20925 Crossroads Circle
          Waukesha, Wisconsin                              53186
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 (Address of Principal Executive Offices)                (Zip Code)


 Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class to be             Name of Each Exchange on Which
           so Registered                   Each Class is to be Registered
     -------------------------          ------------------------------------

            None                                      None
If this Form relates to the             If this Form relates to the
registration of a class of debt         registration of debt securities and is
securities and is effective upon        to become effective simultaneously with
filing pursuant to General              the effectiveness of a concurrent
Instruction A(c)(1) please check        registration statement under the
the following box. [ ]                  Securities Act of 1933 pursuant to
                                        General Instruction A(c)(2) please
                                        check the following box. [ ]


Securities to be registered pursuant to Section 12(g) of the Act:

                       Preferred Stock Purchase Rights
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                                (Title of class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1. Description of Registrant's Securities to be Registered.

     On March 27, 1997, the Board of Directors of Criticare Systems, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.04 per share (the "Common Shares"), of the Company. The dividend is payable on April 24, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of one Preferred Share of the Company at a price of $25 per one one-hundredth share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Firstar Trust Company, as Rights Agent (the "Rights Agent").

     Initially, the Rights are attached to all certificates representing Common Shares then outstanding and no separate certificates representing the Rights will be distributed. The Rights will separate from the Common Shares upon the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date").

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Shares; (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

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     The Rights are not exercisable until the Distribution Date.  The Rights will expire at the close of business on April 1, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of one one-hundredths Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price would be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not required to issue any fractional Preferred Shares and in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     If, without the prior approval of a majority of the Disinterested Directors, (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Shares are not changed or exchanged (a "Surviving Merger"), (ii) a Person becomes the beneficial owner of more than 30% of the then outstanding Common Shares, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), at any time following the Distribution Date (but no earlier than the expiration of the redemption period of the Rights), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are or (under certain circumstances specified in the

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Rights Agreement) were beneficially owned by any Acquiring Person would be null and void.

     For example, at an exercise price of $25 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $50 worth of Common Shares (or other consideration, as noted above) for $25. Assuming that the Common Shares had a per share value of $10 at such time, the holder of each valid Right would be entitled to purchase five Common Shares for $25.

     If, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a Surviving Merger) or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     At any time prior to the twentieth day after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Other than those provisions relating to the principal economic terms of the Rights and an amendment lengthening the redemption period of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

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

Exhibit Number       Desription
--------------  --------------------
   99.1         Form of Rights Agreement, dated as of
                March 27, 1997 between Criticare Systems, Inc.
                and Firstar Trust Company, which
                includes as Exhibit A thereto the Form
                of Rights Certificate.


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                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CRITICARE SYSTEMS, INC.
Date:  April 17, 1997
                                     BY: /s/ Richard J. Osowski
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                                         Richard J. Osowski, Senior Vice
                                         President-Finance, Assistant Secretary


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